

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Cheng Chen
Chief Executive Officer
Chanson International Holding
No. 26 Culture Road, Tianshan District
Urumqi, Xinjiang, China

> **Re: Chanson International Holding**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 27, 2022**
> **File No. 333-254909**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 4 to Form F-1 Filed on January 27, 2022

Prospectus Summary
Selected Condensed Consolidated Financial Schedule of Chanson International and Its Subsidiaries and VIEs, page 15

1.   We note that your condensed consolidated financial schedules do not present certain major lines items. Please revise your condensed consolidated financial schedules to present additional major line items such as cost of revenue, equity in earnings (loss) of subsidiaries and VIEs, and related subtotals, and disaggregated intercompany amounts, such as separate line items for intercompany revenues, receivables, and payables based on fees the WFOE is entitled to under certain contractual agreements that comprise the VIE agreements. The objective of the disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIEs, as well as the nature

and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosures about such amounts should be included in order to make the information presented not misleading. Please also revise the condensed consolidated financial schedules to provide separate columns for the WFOEs that are the primary beneficiary of the VIEs.

 You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li